Sidley Austin 39F, Two Int’l Finance Centre Central, Hong Kong +852 2509 7888 +852 2509 3110 FAX	+852 2509 7858 MENG.DING@SIDLEY.COM

September 2, 2025

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Morgan Youngwood
Stephen Krikorian

Re:	TechCreate Group Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed August 20, 2025
File No. 333-289030

Dear Sir/Madam,

On behalf of our client, TechCreate Group Limited, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated August 28, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to Registration Statement on Form F-1 filed July 29, 2025

Signatures, page II-5

1.

Please refer to prior comment 4 and revise your signature page to identify the individual signing in the capacity of principal accounting officer, as required by the Instructions to Signatures on Form F-1. If a person is signing in more than one capacity, revise to so indicate.

Response: In response to the Staff’s comment, the Company revised page II-5 to the Amended Registration Statement.

If you have any questions regarding the Amendment No. 2 to Registration Statement on Form F-1, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

cc:	Via E-mail
Lim Heng Hai, Chief Executive Officer
TechCreate Group Limited